SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                               Lenox Bancorp, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)



                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                   526253 10 9
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                        (CONTINUED ON FOLLOWING PAGE(S))

                                Page 1 of 4 Pages

 CUSIP NO. 526253 10 9               13G                 Page 2 of 4 Pages
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J. David Rosenberg
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [ ]
                                                                   (b)   [X]

--------------------------------------------------------------------------------
 3      SEC USE ONLY


--------------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------

                    5      SOLE VOTING POWER

   NUMBER OF                21,200 shares at 12/31/97 (20,000 shares at 2/17/98)
    SHARES          ------------------------------------------------------------
 BENEFICIALLY       6      SHARED VOTING POWER
   OWNED BY
     EACH                    0
   REPORTING        ------------------------------------------------------------
  PERSON WITH       7      SOLE DISPOSITIVE POWER

                            21,200 shares at 12/31/97 (20,000 shares at 2/17/98)
                    ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,200 shares at 12/31/97 (20,000 shares at 2/17/98)
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.2% at 12/31/97 (4.9% at 2/17/98)
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages


ITEM 1(a)      Name of Issuer:     Lenox Bancorp, Inc.

     1(b)      Address of Issuer's Principal Executive Office:

               5255 Beech Street
               St. Bernard, Ohio 45217

     2(a)      Name of Persons Filing: J. David Rosenberg

     2(b)      Address of Principal Business Office:

               3436 Vista Avenue
               Cincinnati, Ohio 45208

     2(c)      Citizenship: U.S.A.

     2(d)      Title of Class of Securities: Common Stock, without Par Value

     2(e)      CUSIP No.: 526253 10 9

     3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person Filing is a: N/A

     4.   Ownership:

          (a) Amount Beneficially Owned: On December 31, 1997 the undersigned Reporting Person owned 21,200 shares of Common Stock of Issuer representing 5.2% of the shares of such class of securities outstanding as of such date, necessitating the filing of this
               Schedule 13G. All shares owned by the undersigned Reporting Person were acquired between July, 1996 and August 15, 1997, and constituted less than 5% of the then outstanding shares of Common Stock of Issuer. On August 19, 1997, Issuer announced that it had been authorized to repurchase up to 5% of the Issuer's 425,677 outstanding shares; and on November 14, 1997 Issuer reported on its Form 10-QSB that there were 409,542 shares of its Common Stock outstanding. (Such Form 10-QSB is the most recently available filing by Issuer with the Securities and Exchange Commission.) Based upon the number of outstanding shares of Issuer reported on its November 14, 1997 Form 10-QSB, the 21,200 shares of Issuer owned by the undersigned Reporting Person at December 31, 1997 constituted 5.2% of the outstanding shares of such class of securities at such date.

                                                               Page 4 of 4 Pages


               Subsequent to December 31, 1997, the undersigned Reporting Person sold 1,200 shares of Common Stock of Issuer in an over-the-counter transaction through a standard brokerage account maintained by the undersigned Reporting Person reducing his ownership of Common Stock of Issuer to 20,000 shares representing 4.9% of the outstanding shares of such class of securities.

          (b) Percent of Class: The undersigned Reporting Person owned 5.2% of the Common Stock of Issuer on December 31, 1997 and 4.9% on February 17, 1998. See Item 4(a) above.

          (c) The undersigned Reporting Person has (i) sole power to vote or to direct the vote of 21,200 shares of Common Stock of Issuer at December 31, 1997, and 20,000 shares at February 17, 1998; (ii) shared power to vote or to direct the vote of zero (0) shares at December 31, 1997 and at February 17, 1998; (iii) sole power to dispose or direct the disposition of 21,200 shares at December 31, 1997, and 20,000 shares at February 17, 1998; and (iv) shared power to dispose or to direct the disposition of zero (0) shares at December 31, 1997 and at February 17, 1998. See Item 4(a) above.

     5.   Ownership of 5% or less of class:    [X]

          See  Item 4(a) above.

     6.   Ownership of more than 5% on behalf of another person: N/A

     7. Identification and classification of the subsidiary which acquired the security being reported by the parent holding company: N/A

     8.   Identification and classification of members of the group: N/A

     9.   Notice of dissolution of group:    N/A

     10.  Certification: N/A



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:February 17, 1998                       /s/J. David Rosenberg
                                             --------------------------------
                                                J. David Rosenberg